UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
008273-10-4
(CUSIP Number)
Michael M. Boone
Garrett A. DeVries
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	008273-10-4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Gerald J. Ford

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,476

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,267,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,476

WITH	10	SHARED DISPOSITIVE POWER:

		7,267,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,269,276

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	008273-10-4	Page	3	of	6

1	NAMES OF REPORTING PERSONS: ARC Diamond, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,267,800

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,267,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,267,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

     This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D filed by Gerald J. Ford with the Securities and Exchange Commission (the “Commission”) on April 1, 2005, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on April 6, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on May 23, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005 and Amendment No. 5 to Schedule 13D filed with the Commission on May 18, 2006 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (“Common Stock”), of Affordable Residential Communities Inc., a Maryland corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 2. Identity and Background
     Item 2 is hereby amended and restated in its entirety to read as follows:
(a)		The names of the persons filing this Schedule 13D are Gerald J. Ford, a United States citizen, and ARC Diamond, LP, a Texas limited partnership (“ARC Diamond”). Mr. Ford and ARC Diamond are collectively referred to herein as the “Reporting Persons.”

(b)		The principal business address of Mr. Ford and ARC Diamond is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

(c)		The principal business of ARC Diamond is purchasing, selling and holding securities for investment purposes. Mr. Ford’s principal occupation is engaging in personal investment activities.

(d),	(e)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)		Mr. Ford is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented as follows:
     As of May 15, 2006, Mr. Ford was the beneficial owner of 7,269,276 shares of Common Stock. Mr. Ford effected the purchases of such shares of Common Stock using funds borrowed on an unsecured basis from Hunter’s Glen/Ford, Ltd., an affiliate of Mr. Ford. Hunter’s Glen/Ford, Ltd. loaned the funds to Mr. Ford from its available working capital. On June 5, 2006, Mr. Ford formed a directly and indirectly, wholly-owned limited partnership, ARC Diamond. The general partner of ARC Diamond is ARC Diamond GP, Inc., and Mr. Ford is the sole shareholder of ARC Diamond GP, Inc. In connection with Mr. Ford’s formation of ARC Diamond, on June 8, 2006, Mr. Ford contributed 7,267,800 shares of Common Stock to ARC Diamond and a portion of the corresponding debt obligations to Hunter’s Glen/Ford, Ltd.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)      As of June 8, 2006, Mr. Ford and ARC Diamond were the beneficial owners of 7,627,800 shares of Common Stock (which represents approximately 17.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006). As of June 8, 2006, Mr. Ford was also the beneficial owner of an additional 1,476 shares of Common Stock, aggregating to 7,269,276 shares of Common Stock beneficially owned by Mr. Ford (which represents approximately 17.6% of the outstanding Common Stock based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).
     (b)      Mr. Ford has sole voting power and sole dispositive power with respect to 1,476 of the shares of Common Stock reported herein. Mr. Ford and ARC Diamond have shared voting power and shared dispositive power with respect to 7,267,800 of the shares of Common Stock reported herein.
     (c)      Not applicable.
     (d)      Not applicable.
     (e)      Not applicable.
Item 7. Material to Be Filed as Exhibits.
     Exhibit 99.1 — Schedule 13D Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 15, 2006

By:	/s/ Gerald J. Ford
Gerald J. Ford